UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program

HAMILTON, Bermuda, February 5, 2024 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including January 29, 2024 through February 2, 2024 the Company purchased a total of 225,636 shares at an average price of $43.85 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
29-Jan-24	OSE	3,000	45.73	137,179
29-Jan-24	NYSE	38,850	45.40	1,763,638
30-Jan-24	OSE	7,000	43.98	307,886
30-Jan-24	NYSE	37,000	43.98	1,627,197
31-Jan-24	OSE	2,728	43.76	119,371
31-Jan-24	NYSE	42,700	43.52	1,858,415
1-Feb-24	OSE	2,512	43.62	109,574
1-Feb-24	NYSE	43,963	43.48	1,911,437
2-Feb-24	OSE	4,833	42.86	207,161
2-Feb-24	NYSE	43,050	43.04	1,852,799
Period Total	OSE	20,073	43.90	881,171
	NYSE	205,563	43.85	9,013,486
	Total	225,636	43.85	9,894,657
Previously Disclosed Buybacks under the Program (Accumulated)	OSE	224,760	45.52	10,231,965
	NYSE	890,899	45.67	40,684,591
	Total	1,115,659	45.64	50,916,556
Program Total	OSE	244,833	45.39	11,113,135
	NYSE	1,096,462	45.33	49,698,077
	Total	1,341,295	45.34	60,811,212

The issuer’s holding of own shares: 1,341,295

Following the completion of the above transactions, the Company owned a total of 1,341,295 of its own shares, corresponding to 1.81% of the Company’s share capital.

Appendix:

An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact Information

Lydia Brantley Mabry

Director of Investor Relations

T: +1 (832) 252-7064

E: lydia.mabry@seadrill.com

About Seadrill Limited

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

For additional information, visit www.seadrill.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: February 5, 2024	By:	/s/ Grant Creed Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.